Exhibit 99.2

Ferroglobe Announces Pierre Vareille Appointed to the Board and Results of General Meeting

LONDON, Oct. 26, 2017 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) ("Ferroglobe" or the "Company") is pleased to announce today that Pierre Vareille has been appointed as a Non-Executive Director of the Board with effect from 26 October 2017. Having studied at the Ecole Centrale de Paris and the Sorbonne University, Mr Vareille, a French citizen, is currently Lead Independent Director and Vice Chairman of Societe BIC SA and Independent Director of Etex NV and Verallia SA. He has held significant executive roles throughout his career, including as Chief Executive Officer of Constellium NV (2012-2016), Chairman and Chief Executive Officer of FCI SA (2008-2012) and Group Chief Executive Officer of Wagon PLC (2004-2007).

Results of General Meeting of Ferroglobe PLC

Ferroglobe is also pleased to announce that at the General Meeting held on 26 October 2017, the special resolution to adopt amended and restated Articles of Association was approved by shareholders with 99.99% of those who had voted voting in favour.

The results of the voting, including the number of votes cast for and against, are available on the Company's website at http://investor.ferroglobe.com/corporate-governance.cfm.

About Ferroglobe
Ferroglobe PLC is one of the world's largest producers of silicon metal and silicon- and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London.
Forward-Looking Statements
This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and  words of similar meaning or the negative thereof.

Forward-looking statements contained in this release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this release.

Forward-looking financial information and other metrics presented herein represent the Company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 2098581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com